April 8, 2011
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Express Scripts, Inc. Form 10-K for the Year Ended December 31, 2010 Filed February 16, 2011 File No. 000-20199
Dear Mr. Rosenberg:
Express Scripts, Inc. (the “Company” or “we”) is responding to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 21, 2011 (the “Comment Letter”), regarding its Annual Report on Form 10-K for the year ended December 31, 2010 filed February 16, 2011 (the “filing”). As requested in the Comment Letter, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The numbered paragraphs below correspond to the paragraphs of your Comment Letter. Your comments are repeated in boldface, and our responses in ordinary type follow.
Form 10-K for the Fiscal Year Ended December 31, 2010
Notes to Consolidated Financial Statements
12. Commitments and Contingencies, page 65
1.	Please provide us proposed disclosure for future filings of the estimated loss, or range of loss due to pending or threatened litigation as required by ASC 450-20-50-3 and 450-20-50-6.
     1. ASC 450-20-50-3.
Pursuant to ASC 450-20-50-3, the Company is required to disclose an estimate of the possible loss or range of loss, or state that such an estimate cannot be made, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either accruals are not appropriate under ASC 450-20-25-2 or a loss exists in excess of the accrued amounts. Following this guidance, the Company regularly evaluates the status of the legal proceedings in which it is involved, to evaluate whether accruals are appropriate under ASC 450-20-25-2, and to determine whether an estimate of possible loss or range of loss can be made under ASC 450-20-50-4, if accruals are not appropriate. The Company has accrued certain amounts for probable losses subject to reasonable estimation in each of the years ended December 31, 2010, 2009 and 2008; however, the accrued amounts were not material, and the Company concluded that no additional disclosure was necessary for the financial statements not to be misleading. The Company did not consider any reasonably possible losses in excess of accrued amounts to be estimable at the time the filing was made, and accordingly, no additional disclosure of estimated loss, or a range of loss, was provided.
Although we believe our prior disclosure was appropriate (taking into account the immateriality of the accrued amounts relating to probable losses and the inability to estimate any additional reasonably possible losses or range of such losses), in light of the Staff’s comment, we will revise our disclosure beginning with the Form 10-Q for the quarterly period ending March 31, 2011. We expect to provide disclosure in the Notes to Consolidated Financial Statements substantially to the effect of the following (the changes are extensive and are not marked against prior disclosure):
In the ordinary course of business there have arisen various legal proceedings, investigations or claims now pending against us or our subsidiaries. In accordance with applicable accounting guidance, the Company records accruals for certain of its outstanding legal proceedings, investigations or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings, investigations or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Company discloses the amount of the accrual if the financial statements would be otherwise misleading, which was not the case for the XX months ended _____, 2011 and 2010.
When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. However, if the loss (or an additional loss in excess of the accrual) is at least a reasonable possibility and material, then the Company discloses an estimate of the possible loss or range of loss, if such estimate can be made or discloses that an estimate cannot be made.
The assessments whether a loss is probable or a reasonable possibility, and whether the loss or a range of loss is estimable, often involve a series of complex judgments about future events. Management is often unable to estimate a range of reasonably possible loss, particularly where (i) the damages sought are substantial or indeterminate, (ii) the proceedings are in the early stages, or (iii) the matters involve novel or unsettled legal theories or a large number of parties. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including a possible eventual loss, fine, penalty or business impact, if any. Accordingly, for many proceedings, the Company is currently unable to estimate the loss or a range of possible loss. For a limited number of proceedings, the Company may be able to reasonably estimate the possible range of loss in excess of any accruals. However, the Company believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Company’s consolidated cash flow or financial condition. The Company also believes that any amount that could be reasonably estimated in excess of accruals, if any, for such proceedings is not material. However, an adverse resolution of one or more of such matters could have a material adverse effect on the Company’s results of operations in a particular quarter or fiscal year.
Following ASC 450-20-50-1, the Company does not currently disclose the accrued amounts relating to probable losses, and this approach does not make the financial statements misleading due to the immaterial amounts involved. However, if disclosures of loss accruals are determined to be necessary under ASC 450-20-50-1, the Company would include the disclosure substantially to the effect of the following:

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Excluding fees paid to external legal counsel, the Company recognized additional accruals for litigation-related expense in the amount of $_____ million and $_____ million for the XX months ended _____, 2011 and 2010, respectively, for loss contingencies deemed probable and subject to reasonable estimation.
The Company currently does not believe that the estimated losses that are reasonably possible are material to its consolidated results of operations, cash flows or financial condition. However, in the event that the Company determines in the course of evaluating the status of the legal proceedings that such estimable losses are material, the Company will include the disclosure substantially to the effect of the following:
For the limited number of matters where we have determined we are able to estimate a reasonably possible loss, the aggregate range of reasonably possible losses, in excess of accruals established, if any, for such legal proceedings is from $____ to $____ million at _____, 2011. The estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Company is involved, taking into account the Company’s best estimate of such losses for those cases for which such estimate can be made. Those matters for which an estimate is not possible are not included within this estimated range. Therefore, such range represents what the Company believes to be an estimate of possible loss only for those matters meeting such criteria. It does not represent the Company’s maximum loss exposure.
2. ASC 450-20-50-6.
Pursuant to ASC 450-20-50-6, the Company is not required to disclose a loss contingency involving an unasserted claim or assessment if there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment, unless the Company considers probable that a claim will be asserted, and there is a reasonable possibility that the outcome will be unfavorable and material. At this time, the Company is not aware of any unasserted claims or assessments that satisfy these criteria and accordingly, the Company does not expect to disclose a loss contingency related to such unasserted claims. However, the Company regularly evaluates any such potential claims or assessments, and will include appropriate disclosures when required.
2.	In your Risk Factors on page 21, you disclose that you are incurring costs that are material to your financial performance in the defense of legal proceedings. Please provide us proposed MD&A disclosure for future filings of the amount of these costs recorded for each period presented with explanation of the reasons for significant fluctuations from period to period.
The Company employs a comprehensive process to evaluate the risks and uncertainties prior to providing guidance to the public in an effort to ensure that appropriate disclosures are made regarding those significant risks. We state that our actual results may differ significantly from those projected or suggested in our forward-looking statements.

We disclose material expenses related to the settlement of legal matters in the MD&A. For example, the MD&A Results of Operations section (page 36) discusses a material legal settlement occurring in the third quarter of 2009 and the MD&A Results of Operation section (page 34), in our Form 10-K for the year ended December 31, 2009 discusses material charges incurred for a breach of data security. We will continue to disclose material costs incurred related to legal proceedings where deemed appropriate.
Although we believe our disclosures of costs incurred related to legal proceedings has been appropriate (taking into account any discussion of individually significant matters), in light of the Staff’s comment and taking into account recent information regarding anticipated defense costs, we will revise the disclosure in Item 1A. Risk Factors beginning in the first quarter Form 10-Q substantially to the effect of the following (information revised in response to the Staff’s comment is underlined):
Further, while certain costs are covered by insurance, we may incur uninsured costs that are material to our financial performance in the defense of such proceedings.
If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at (314) 684-5107.
Sincerely,

/s/Jeffrey Hall
Jeffrey Hall
Executive Vice President and Chief Financial Officer

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